

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2020

Leo Ehrlich
Chief Executive Officer
Innovation Pharmaceuticals Inc.
301 Edgewater Place – Suite 100
Wakefield, MA 01880

> **Re: Innovation Pharmaceuticals Inc.**
> **Registration Statement on Form S-3**
> **Filed July 10, 2020**
> **File No. 333-239817**

Dear Mr. Ehrlich:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences